TSX: ERO
NYSE: ERO

November 1, 2022

Ero Copper Reports Third Quarter 2022 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and nine months ended September 30, 2022. Management will host a conference call tomorrow, Wednesday, November 2, 2022, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Quarterly copper production of 11,189 tonnes at C1 cash costs(*) of $1.46 per pound of copper produced;

•Quarterly gold production of 10,965 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $537 and $1,135, respectively, per ounce of gold produced;

•Adjusted EBITDA(*) of $32.1 million and adjusted net income attributable to owners of the Company(*) of $4.0 million ($0.04 per share on a diluted basis);

•Strong quarterly cash flows from operations of $43.0 million;

•Financial results during the period were impacted by continued metal price weakness, including the impact of $10.3 million in final settlements on provisionally priced copper concentrate sales from the first half of 2022, combined with increased unit operating costs at the Caraíba Operations;

•Capital expenditures accelerated during the quarter as construction activities related to the Company's growth initiatives continued to progress;
◦At the Tucumã Project, critical path work packages required ahead of the rainy season have been completed. These include site access and haul road upgrades, major drainage infrastructure, and advancing pre-stripping activities; and,
◦At the Caraíba Operations, the Pilar 3.0 growth initiative continues to progress with surface infrastructure for the new external shaft well-advanced, critical equipment orders for the expansion of the mill contracted, and the integration of Project Honeypot into the life-of-mine production plan completed. The updated strategic life-of-mine production plan for the Caraíba Operations, inclusive of Project Honeypot, is expected to be released ahead of the Company's Annual Operational, Project and Exploration Update on November 8, 2022.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Available liquidity at quarter-end was $434.8 million, including cash and cash equivalents of $210.2 million, short-term investments of $149.6 million, and $75.0 million of undrawn availability under the Company's senior revolving credit facility;

•2022 production, operating cost, and capital expenditure guidance reaffirmed; and,

•The Company will host an Annual Operational, Project and Exploration Update on November 8, 2022, during which a more detailed overview will be provided on the Pilar 3.0 growth initiative, including the integration of Project Honeypot, the Company's advancement of the Tucumã Project, and results from exploration programs at each of the Company's operations.

*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2022 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
“Our operations delivered solid third quarter operating performance against a challenging macroeconomic backdrop that resulted in compressed operating margins during the period,” said David Strang, Chief Executive Officer. “While near-term global economic conditions remain dynamic, we are well-positioned with an experienced team, high-quality operations and a solid balance sheet to continue making progress on our strategic growth initiatives.

"At our Tucumã Project, road upgrades and site drainage are now complete ahead of the rainy season, and our mining contractor mobilized to site and commenced pre-stripping activities and waste rock dump construction during the quarter. All activities on site are advancing in-line with the Feasibility Study schedule. At our Caraíba Operations, shaft civil work, raise-boring and underground development related to our Pilar 3.0 initiative are progressing well, and an updated life-of-mine production plan reflecting the integration of Project Honeypot has also been finalized.

"Despite strong operating performance and successful project execution during the period, our operating costs remain higher than we had forecasted at the beginning of the year due to inflationary pressures and the higher allocation of copper sales to international customers that negate some of the tax benefits we receive when we sell to our domestic customer. As we look ahead to the fourth quarter, we expect to be in line with our revised full-year operating cost guidance but acknowledge we are tracking towards the higher end of the range as a result of these impacts.

"While, like our peers, we continue to navigate challenging near-term market conditions, we remain focused on advancing our growth strategy in anticipation of an unprecedented outlook for copper. The timing of our growth initiatives, now well underway at Tucumã and Caraíba, continues to align well with an expected surge in copper demand that is projected to far outpace supply in the years ahead."

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
THIRD QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 720,725 tonnes of ore grading 1.68% copper, producing 11,189 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.2%.
◦The Xavantina Operations processed 42,747 tonnes of ore grading 8.55 grams per tonne gold, producing 10,965 ounces of gold after metallurgical recoveries of 93.3% and 7,487 ounces of silver as a by-product.

•Organic Growth Projects
◦At the Tucumã Project, engineering, contracting efforts and construction activities continued to progress during the quarter.
–Critical path earthworks, site drainage and road upgrades are finished. Mine pre-stripping, waste and tailings dump construction, and plant site earthworks are underway. Total project engineering and construction are approximately 40% and 8% complete, respectively, on-track with the Feasibility Study schedule;
–Approximately 30% of planned capital expenditures were under contract as of quarter-end and within 10% of pre-contingency Feasibility Study estimates; and,
–Approximately 80% of Feasibility Study capital expenditures have now been contracted or are in various stages of tendering or negotiation. Based upon prevailing foreign exchange rates, labour costs and diesel prices, and subject to final contract negotiations, these expenditures are currently forecast to be within 12% of pre-contingency Feasibility Study estimates.
◦The Company continued to advance its Pilar 3.0 initiative, comprised of several projects that together are expected to enable the creation of a two-mine system at the Pilar Mine. These projects include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) construction of a new external shaft to access the Deepening Extension Zone, and (iii) an expansion of the Caraíba Mill to 4.2 million tonnes per annum.
–Incorporation of Project Honeypot into the Caraíba strategic life-of-mine production plan was completed subsequent to quarter-end and is expected to be released ahead of the Company's Annual Operational, Project and Exploration Update on November 8, 2022;
–Construction of the new external shaft is progressing well with physical completion currently at approximately 10% with approximately 30% of planned capital expenditures under contract as of quarter-end; and,
–Caraíba Mill expansion is advancing as planned with the ball mill installation contract finalized during the quarter.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 1: Tucumã Project site in April 2022 (left) and August 2022 (right).

Figure 2: Tucumã Project mine access road and completed drainage infrastructure (left) and waste rock dump with installation of HDPE liner underway in October 2022 (right).

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Exploration Highlights
◦In early 2022, the Company formed a dedicated nickel exploration team to accelerate the identification and testing of nickel targets throughout the Curaçá Valley. This effort resulted in the announced discovery of a new nickel sulphide system, known as the "Umburana System", located approximately 20 kilometers from the Caraíba processing facilities. The system, which has an initial strike length of five kilometers, remains open in all directions and is highlighted by multiple surface expressions of nickel mineralization. Drilling of additional targets within the system remains ongoing with four dedicated drill rigs. For additional information on the Umburana System, including drill results, please see the Company's press release dated September 29, 2022.
◦Exploration at the Tucumã Project during the quarter was focused on extensional drilling of high-grade mineralization to depth in the south and southwestern portions of the deposit, beneath the designed pit shell.
◦Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins. Step-out drilling continues to confirm thick, high-grade extensions at depth within the Santo Antônio vein, which remains open.
◦Highlights from these exploration programs will be announced as part of the Company's Annual Operational, Project and Exploration Update planned for November 8, 2022.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Sep. 30, 2022	3 months ended June 30, 2022	3 months ended Sep. 30, 2021	9 months ended Sep. 30, 2022	9 months ended Sep. 30, 2021
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	720,725	801,425	572,666	2,118,380	1,724,252
Grade (% Cu)	1.68	1.74	1.90	1.73	2.11
Cu Production (tonnes)	11,189	12,734	10,057	33,707	33,593
Cu Production (000 lbs)	24,669	28,073	22,170	74,312	74,059
Cu Sold in Concentrate (tonnes)	10,522	12,948	10,762	33,515	33,324
Cu Sold in Concentrate (000 lbs)	23,197	28,546	23,727	73,888	73,468
C1 cash cost of Cu produced (per lb)(1)	$1.46	$1.24	$0.94	$1.34	$0.70
Gold (Xavantina Operations)
Au Production (oz)	10,965	11,122	9,426	30,883	29,254
C1 cash cost of Au Produced (per oz)(1)	$537	$643	$538	$604	$508
AISC of Au produced (per oz)(1)	$1,135	$1,169	$741	$1,135	$681

Financial Highlights ($ in millions, except per share amounts)
Revenues	$85.9	$114.9	$111.8	$309.7	$355.0
Gross profit	22.8	50.7	68.0	134.5	234.5
EBITDA(1)	27.9	53.9	48.5	159.9	215.7
Adjusted EBITDA(1)	32.1	55.8	72.9	150.3	245.1
Cash flow from operations	43.0	22.4	150.7	109.4	297.9
Net income	4.0	24.1	26.4	80.6	142.4
Net income attributable to owners of the Company	3.7	23.8	26.1	79.7	141.2
Per share (basic)	0.04	0.26	0.29	0.88	1.60
Per share (diluted)	0.04	0.26	0.28	0.87	1.52
Adjusted net income attributable to owners of the Company(1)	4.0	24.4	41.2	61.3	154.4
Per share (basic)	0.04	0.27	0.47	0.68	1.75
Per share (diluted)	0.04	0.27	0.44	0.67	1.66
Cash, cash equivalents, and short-term investments	359.8	429.9	119.1	359.8	119.1
Working capital(1)	343.2	417.7	81.4	343.2	81.4
Net (cash) debt(1)	51.5	(10.2)	(63.7)	51.5	(63.7)

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2022 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 GUIDANCE(*)

The Company is reaffirming its full-year production guidance as well as its revised 2022 operating cost and capital expenditure guidance. At the Caraíba Operations, copper production in Q4 2022 is expected to be similar to Q3 2022 production levels. At the Xavantina Operations, the Company also expects to achieve similar Q4 2022 gold production levels relative to Q3 2022, resulting from higher anticipated gold grades and lower expected tonnes processed.

Due primarily to a higher allocation of concentrate sales to the international market and the continued influence of inflation on the cost of key consumables, C1 cash costs at the Caraíba Operations are trending towards the high-end of the guidance range of $1.20 to $1.35 per pound of copper produced. At the Xavantina Operations, costs are trending towards the low-end of the full-year C1 cash cost guidance range of $600 to $700 per ounce of gold produced and the high-end of the 2022 AISC range of $1,000 to $1,100 per ounce of gold produced.

2022 PRODUCTION AND COST GUIDANCE(*)

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce for Q4 2022.

2022 Guidance
Caraíba Operations
Copper Production (tonnes)	43,000 - 46,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.20 - $1.35

Xavantina Operations
Gold Production (ounces)	39,000 - 42,000
C1 Cash Cost Guidance (US$/oz)(1)	$600 - $700
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$1,000 - $1,100
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the Reconciliation of Non-IFRS Measures section at the end of this press release for additional information.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 for Q4 2022 and has been presented below in USD millions.

2022 Guidance
Caraíba Operations
Growth	$95 - $110
Sustaining	$85 - $95
Exploration	$25 - $30
Total, Caraíba Operations	$205 - $235

Tucumã Project
Growth	$70 - $80
Exploration	$5 - $6
Total, Tucumã Project	$75 - $86

Xavantina Operations
Growth	$2 - $4
Sustaining	$16 - $18
Exploration	$10 - $11
Total, Xavantina Operations	$28 - $33

Company Total
Growth	$167 - $194
Sustaining	$101 - $113
Exploration	$40 - $47
Total, Company	$308 - $354

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2021 and dated March 11, 2022 (the "AIF"), for complete risk factors.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, November 2, 2022 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Wednesday, November 2, 2022
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	9507

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2022 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb.)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Cost of production	$39,047	$38,015	$24,693	$106,225	$66,959
Add (less):
Transportation costs & other	2,209	2,579	1,842	6,657	4,333
Treatment, refining, and other	4,198	3,893	277	10,137	1,448
By-product credits	(4,929)	(6,438)	(5,011)	(16,179)	(16,733)
Incentive payments	(902)	(1,016)	(663)	(2,822)	(2,045)
Net change in inventory	(3,849)	(1,907)	(384)	(5,179)	(2,351)
Foreign exchange translation and other	212	(178)	(3)	420	196
C1 cash costs	$35,986	$34,948	$20,751	$99,259	$51,807

Mining	$23,594	$23,933	$15,706	$67,653	$41,307
Processing	7,687	7,988	5,282	22,122	15,220
Indirect	5,436	5,572	4,497	15,526	10,565
Production costs	36,717	37,493	25,485	105,301	67,092
By-product credits	(4,929)	(6,438)	(5,011)	(16,179)	(16,733)
Treatment, refining and other	4,198	3,893	277	10,137	1,448
C1 cash costs	$35,986	$34,948	$20,751	$99,259	$51,807

Payable copper produced (lb, 000)	24,669	28,073	22,170	74,312	74,059

Mining	$0.96	$0.85	$0.71	$0.91	$0.56
Processing	$0.31	$0.28	$0.24	$0.30	$0.21
Indirect	$0.22	$0.20	$0.20	$0.21	$0.14
By-product credits	$(0.20)	$(0.23)	$(0.23)	$(0.22)	$(0.23)
Treatment, refining and other	$0.17	$0.14	$0.02	$0.14	$0.02
C1 cash costs of copper produced (per lb)	$1.46	$1.24	$0.94	$1.34	$0.70

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Cost of production	$7,317	$7,225	$4,936	$19,934	$15,100
Add (less):
Incentive payments	(177)	(188)	(145)	(950)	(638)
Net change in inventory	(1,031)	(73)	(176)	(377)	(11)
By-product credits	(145)	(145)	(153)	(414)	(458)
Foreign exchange translation and other	(80)	327	608	453	865
C1 cash costs	$5,884	$7,146	$5,070	$18,646	$14,858
Site general and administrative	1,011	882	601	2,452	1,277
Accretion of mine closure and rehabilitation provision	106	112	285	330	173
Sustaining capital expenditure	4,105	3,690	552	10,091	1,564
Sustaining leases	1,036	894	216	2,752	1,243
Royalties and production taxes	298	277	261	779	801
AISC	$12,440	$13,001	$6,985	$35,050	$19,916

	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Costs
Mining	$3,071	$3,929	$2,247	$10,218	$6,991
Processing	1,867	2,285	2,005	5,850	5,622
Indirect	1,091	1,077	971	2,992	2,703
Production costs	6,029	7,291	5,223	19,060	15,316
By-product credits	(145)	(145)	(153)	(414)	(458)
C1 cash costs	$5,884	$7,146	$5,070	$18,646	$14,858
Site general and administrative	1,011	882	601	2,452	1,277
Accretion of mine closure and rehabilitation provision	106	112	285	330	173
Sustaining capital expenditure	4,105	3,690	552	10,091	1,564
Sustaining leases	1,036	894	216	2,752	1,243
Royalties and production taxes	298	277	261	779	801
AISC	$12,440	$13,001	$6,985	$35,050	$19,916

Costs per ounce
Payable gold produced (ounces)	10,965	11,122	9,426	30,883	29,254

Mining	$280	$353	$238	$331	$239
Processing	$170	$205	$213	$189	$192
Indirect	$99	$97	$103	$97	$92
By-product credits	$(12)	$(12)	$(16)	$(13)	$(15)
C1 cash costs of gold produced (per ounce)	$537	$643	$538	$604	$508
AISC of gold produced (per ounce)	$1,135	$1,169	$741	$1,135	$681

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Net Income	$3,999	$24,110	$26,384	$80,595	$142,420
Adjustments:
Finance expense	7,283	8,154	3,787	20,933	9,863
Income tax expense	1,887	5,283	6,069	15,776	29,760
Amortization and depreciation	14,743	16,360	12,233	42,608	33,615
EBITDA	$27,912	$53,907	$48,473	$159,912	$215,658
Foreign exchange loss (gain)	65	3,303	19,642	(15,341)	17,549
Share based compensation	4,151	(2,333)	2,041	3,808	6,867
Incremental COVID-19 costs	—	952	1,485	1,956	3,790
NX Gold stream transaction fees	—	—	1,219	—	1,219
Adjusted EBITDA	$32,128	$55,829	$72,860	$150,335	$245,083

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Net income as reported attributable to the owners of the Company	$3,745	$23,820	$26,081	$79,672	$141,249
Adjustments:
Share based compensation	4,151	(2,333)	2,041	3,808	6,867
Unrealized foreign exchange loss on USD denominated balances in MCSA	2,106	1,038	4,618	1,807	3,706
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(6,733)	1,405	10,417	(29,943)	(637)
Incremental COVID-19 costs	—	946	1,479	1,944	3,770
NX Gold stream transaction fees	—	—	1,219	—	1,219
Unrealized gain on interest rate derivative contracts	—	—	(147)	—	(556)
Tax effect on the above adjustments	706	(519)	(4,511)	3,995	(1,222)
Adjusted net income attributable to owners of the Company	$3,975	$24,357	$41,197	$61,283	$154,396

Weighted average number of common shares
Basic	90,845,229	90,539,647	88,449,567	90,543,185	88,256,703
Diluted	91,797,437	91,850,321	93,255,615	91,950,181	93,217,714

Adjusted EPS
Basic	$0.04	$0.27	$0.47	$0.68	$1.75
Diluted	$0.04	$0.27	$0.44	$0.67	$1.66

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2022	June 30, 2022	December 31, 2021	September 30, 2021
Current portion of loans and borrowings	$9,049	$16,219	$4,344	$3,713
Long-term portion of loans and borrowings	402,275	403,492	54,906	51,667
Less:
Cash and cash equivalents	(210,244)	(329,292)	(130,129)	(92,646)
Short-term investments	(149,554)	(100,589)	—	(26,408)
Net (cash) debt	$51,526	$(10,170)	$(70,879)	$(63,674)

Working capital and Available liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2022	June 30, 2022	December 31, 2021	September 30, 2021
Current assets	$444,188	$523,201	$208,686	$187,042
Less: Current liabilities	(100,943)	(105,527)	(122,660)	(105,683)
Working capital	$343,245	$417,674	$86,026	$81,359

Cash and cash equivalents	210,244	329,292	130,129	92,646
Short-term investments	149,554	100,589	—	26,408
Available undrawn revolving credit facilities	75,000	75,000	100,000	100,000
Available liquidity	$434,798	$504,881	$230,129	$219,054

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project and Caraíba Mill expansion at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the impacts of COVID-19 on the Company’s business and operations; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada